COASTAL PACIFIC MINING CORP.

927 Drury Avenue N.E.,

Calgary, Alberta, T2E 0M3

November 27, 2007

Anne Nguyen Parker

Securities and Exchange Commission

Washington, D.C

20549

Dear Ms. Nguyen Parker:

Re:

Coastal Pacific Mining Corp. (the "Company")

Registration Statement on Form F-1

File No. 333-145707

Please find enclosed herewith three (3) clean copies and three (3) redlined copies of Amendment No. 2 to Coastal Pacific Mining Corp.’s Registration Statement on Form F-1.  The electronic copy of this Amendment No. 2 was filed via Edgar, with a submission date of November 27, 2007.

Below are the comments from your comment letter dated November 5, 2007, relating to Amendment No. 1 to Registration Statement on Form F-1, of Coastal Pacific Mining Corp., each followed by the Company’s responses thereto.

Comment

Prospectus Summary, page 3

1.

We note your updated disclosure in response to our comments 1 though 5 and note Exhibit 10.3 to your registration statement.  Please revise your disclosure to indicate that Mr. Stevens was the owner of the Violet East Claim when he visited the site in September 2005 and that you purchased the claim from Mr. Stevens in 2007.  Please also indicate that Mr. Stevens is an officer and director of the Company.  Further, please explain how management had Mr. Stevens undertake a site visit in September 2005 when your company was not incorporated until March 27, 2007.  Finally, please make corresponding revisions to risk factor 17 on page 11.

Response

We have revised our disclosure under Prospectus Summary on pages 3 and Business Overview on page 17 to disclose the fact that Mr. Stevens was the owner of the Violet East Claim when he visited the site in September 2005 and that we purchased the claim from Mr. Stevens in on April 30, 2007.  In addition, we have indicated that Mr. Stevens is an officer and director of the Company.  We have made the corresponding amendments to Risk Factor 17 on page 11.

Comment

Risk Factors

“If we lose the services of any of management team….,” page 9

2.

We note our previous comment 6 and reissue said comment.  While you have added a risk factor on page 10 regarding the lack of technical training for Mr. Stevens, you have not modified the risk factor on page 9.  Please revise this risk factor.

Response

We have amended risk factor 9 on page 9 to read as follows:

Mr. Taylor, our President and Director, has no prior experience in the mining industry and despite the fact that Mr. Stevens, our Secretary-Treasurer and Director, has 13 years experience in the mining industry, his experience is limited to prospecting and soil sampling and core splitting.  Mr. Stevens has experience with environment mining issues, however, he lacks technical training and experience in starting or operating a mine and his exploration experience is limited.  Unless we can retain qualified technical personnel to undertake our exploration plan we may not be able to complete our planned exploration.  Further, our operations, earnings, and ultimate financial success could suffer irreparable harm due to management’s lack of experience in this industry.  Mr. Stevens currently spends approximately one day per week on Coastal Pacific’s business and the loss of his services would negatively impact our operations.  If we lost the services of this individual, we would be forced to find other qualified management to assist us in location and exploration of a property.  This would be costly to us in terms of both time and expenses.  We do not maintain an employment agreement with Mr. Stevens nor do we have key-man life insurance on him.  Therefore, if we were unable to replace the services and experience of Mr. Stevens, we may be forced to discontinue our operations.

Comment

“We have not had the mining claims physically inspected…,” page 11

3.

We note that you state that prospective investors must rely on the representations disclosed in a report that was not prepared for the Company.  We remind you that you are responsible for the accuracy and completeness of all disclosure in your filings with the Commission.  Please revise accordingly.

Response

We have amended risk factor 17 on page 11 to state our valuation of the Violet East Claim and our decision to stake these claims was based on a report filed in the public domain and prepared for Ascot Resources Ltd. in 1989.  Initial work was carried out on these properties at the request of Ascot Resources Ltd.

Exhibits

Comment

4.

We note your response to our previous comment 7.  Please either provide a consent form Keewatin Engineering Inc. or delete any reference to the specific company or person who authored the Assessment Report.

Response

We have made amendments throughout the Registration Statement on Form F-1 to delete any and all references to David T. Mahner and Keewatin Engineering Inc.

Legal Opinion, Exhibit 5.1

Comment

5.

We note the revised legal opinion filed as exhibit 5.1 to your registration statement.  We note that Gersten Savage LLP state that they acted as your “United States counsel”.  Therefore, an opinion from United States counsel on the laws of Alberta, Canada is not acceptable.  Please revise the legal opinion or provide a legal opinion from counsel who can opine on the laws of Alberta, Canada.

Response

We have added as exhibit 5.2 to the Registration Statement on Form F-1, the legal opinion of Siebenga King Law Offices, a Canadian law firm who can opine as to the laws of Alberta, Canada.

We trust that the foregoing is responsive to the staff’s comments.

Sincerely,

COASTAL PACIFIC  MINING CORP.

Per:  /s/ LARRY TAYLOR

LARRY TAYLOR

PRESIDENT AND DIRECTOR